UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Convocation and Results of Extraordinary General Meeting of Shareholders and Common Stock Shareholders Meeting of PicoCELA Inc.

In accordance with the rules and regulations of the Companies Act of Japan (the “Companies Act”), PicoCELA Inc. (the “Company”) made public a notice and provided accompanying information, including voting instructions, on its website on June 3, 2026, and sent the same to all holders of its common shares and American Depositary Shares on June 3, 2026, with respect to its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) and meeting of holders of common shares (the “Common Stock Shareholders Meeting”), which Extraordinary General Meeting and Common Stock Shareholders Meeting were subsequently held in Tokyo, Japan on June 18, 2026 at 10:00 a.m., Japan Standard Time. The Extraordinary General Meeting and Common Stock Shareholders Meeting were held for the following purposes, which purposes are more fully described in the Notice of Convocation attached hereto as Exhibit 99.1:

Matters to be Resolved Approving:

Proposal 1	Partial Amendment to the Articles of Incorporation (Proposal for both Extraordinary General Meeting and Common Stock Shareholders Meeting)

Proposal 2	Preferential Issuance of Class A Preferred Shares by Third-Party Allotment (Proposal for Extraordinary General Meeting)

Proposal 3	Election of Two Directors Who Are Not Members of Audit and Supervisory Committee (Proposal for Extraordinary General Meeting)

The notice of convocation furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

A total of 8,729,248 votes, representing approximately 90.80% of the votes as of June 3, 2026, the record date for the Extraordinary General Meeting and Common Stock Shareholders Meeting, were present in person or by proxy at the Extraordinary General Meeting and Common Stock Shareholders Meeting.

At the Extraordinary General Meeting and Common Stock Shareholders Meeting, the shareholders of the Company approved and adopted all proposals as originally proposed.

The voting result of the Extraordinary General Meeting was as follows:

Proposal	For	Against	Abstain
Proposal 1	8,585,148	143,827	273
Proposal 2	8,584,541	144,464	243
Proposal 3 - Candidate 1)	8,669,387	59,558	303
Proposal 3 - Candidate 2)	8,669,385	59,560	303

The voting result of the Common Stock Shareholders Meeting was as follows:

Proposal	For	Against	Abstain
Proposal 1	8,585,148	143,827	273

For the avoidance of doubt, this Proposal 3 proposed the election of the same two directors approved in accordance with proposal 3 (the “Previous Proposal 3”) of the extraordinary general meeting held on April 30, 2026 (the “Previous Extraordinary General Meeting”). The details of the Previous Extraordinary General Meeting were disclosed on a current report on Form 6-K furnished on May 12, 2026. The effective date of the election of the two directors pursuant to the Previous Proposal 3 was conditioned upon: (i) the approval of the issuance of class A preferred shares by third party allotment in accordance with proposal 2 of the Previous Extraordinary General Meeting (the “Previous Proposal 2”), and (ii) the payment for the issuance of the class A preferred shares pursuant to the Previous Proposal 2 made during the payment period of May 1, 2026 to June 30, 2026 (“Payment Period”). Since the Payment Period elapsed before any payment was made, the Previous Proposal 3 did not become effective.

This Proposal 3 will become effective upon the approval of Proposal 2, which approval was obtained at the Extraordinary General Meeting, and the payment for the issuance of class A preferred shares in accordance with this Proposal 2 is made.

A copy of the English translation of the amended articles of incorporation is furnished in this report as Exhibit 3.1.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended Articles of Incorporation of the Registrant (English Translation)
99.1	Convocation Notice of the Extraordinary General Meeting of Shareholders and Common Stock Shareholders Meeting, dated June 3, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: July 14, 2026	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chairman, Chief Technology Officer, and Representative Director